1801 California Street Suite 4900 Denver, CO 80202 303-830-1776 Facsimile 303-894-9239 www.pattonboggs.com

July 16, 2009	Robert M. Bearman
303-894-6169
rbearman@pattonboggs.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Bob Carroll Special Counsel Division of Corporation Finance

Re:
American Oil & Gas, Inc. (“American”), Commission file no. 001-31900, Form 10-K for Fiscal Year Ended December 31, 2008, Filed March 16, 2009, Form 10-K/A for Fiscal Year Ended December 31, 2008, Filed April 24, 2009, and Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009.

Dear Mr. Carroll:
Thank you for your voice message this morning in response to my voicemail earlier this week regarding the fact that American’s president had been on vacation and the need for additional time to respond to your comments. American currently plans on filing a response by next Friday, July 24, 2009.
We will inform you if there are any changes to this schedule. Thank you for your consideration to this matter. If you have any questions, please contact me at (303) 894-6169.
Very truly yours,
Robert M. Bearman
cc: American Oil & Gas, Inc.

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